08003043

Morgan Crucible

29th May 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SEC Mail Processing
Section

JUN - 2 2008

Washington, DC
110

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
JUN 10 2008
THOMSON REUTERS

Tracey Bigmore
Assistant Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number : 6138V
Morgan Crucible Co PLC
30 May 2008

The Morgan Crucible Company plc
Total Voting Rights - Month-End Notification

In conformity with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1, we would like to notify the market of the following:

As at 30th May 2008 the issued share capital of The Morgan Crucible Company plc consisted of 270,206,256 25p Ordinary Shares with voting rights, and 437,281 Cumulative Preference Shares (125,327 5.5% Cumulative First Preference Shares of £1.00 each and 311,954 5% Cumulative Second Preference Shares of £1.00 each), with no voting rights, save in specified limited circumstances. No shares were held in Treasury.

Each Ordinary Share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of The Morgan Crucible Company plc.

Therefore, as at the above date, the total number of shares with voting rights in The Morgan Crucible Company plc was 270,206,256.

The above figure 270,206,256 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

END

ISSUER **FILE NO.**
The Morgan Crucible Company plc 82-3387

RNS Number : 6135V
Morgan Crucible Co PLC
30 May 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR RALPH GOMARSALL	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

			N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR RALPH GOMARSALL	8.	State the nature of the transaction VESTING AND SALE OF SHARES UNDER A 2005 LTIP AWARD
9.	Number of shares, debentures or financial instruments relating to shares acquired 50,450	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0187%
11.	Number of shares, debentures or financial	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into

	instruments relating to shares disposed 50,450		account when calculating percentage) 0.0187%
13.	Price per share or value of transaction 7,990 SHARES AT 219.8829p 42,460 SHARES AT 215.0079p	14.	Date and place of transaction 23RD & 27TH MAY 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage). MR RALPH IAN GOMARSALL 700 SHARES 0.00025% MRS JANE GOMARSALL 8,989 SHARES 0.00333%	16.	Date issuer informed of transaction 29TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which

	N/A		exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification **MRS TRACEY BIGMORE** **Date of notification 30TH MAY 2008**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR JAMES PHILIP WRIGHT	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR JAMES PHILIP WRIGHT	8.	State the nature of the transaction VESTING AND SALE OF SHARES UNDER A 2005 LTIP AWARD
9.	Number of shares, debentures or financial instruments relating to shares acquired 74,235	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0275%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

	74,235		0.0275%
13.	Price per share or value of transaction 11,757 SHARES AT 219.8829p 62,478 SHARES AT 215.0079p	14.	Date and place of transaction 23RD & 27TH MAY 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage). 2,009 SHARES 0.00074%	16.	Date issuer informed of transaction 29TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable

			N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification

MRS TRACEY BIGMORE
Date of notification 30TH MAY 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR PAUL BOULTON	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in	6.	Description of shares (including class),

	respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE		debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR PAUL BOULTON	8.	State the nature of the transaction VESTING AND SALE OF SHARES UNDER A 2005 LTIP AWARD
9.	Number of shares, debentures or financial instruments relating to shares acquired 36,996	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0137%
11.	Number of shares, debentures or financial instruments relating to shares disposed 36,996	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.0137%

13.	Price per share or value of transaction 2,413 SHARES AT 219.8829p 12,991 SHARES AT 215.0079p 21,592 SHARES AT 215p	14.	Date and place of transaction 23RD & 27TH MAY 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage). 43 SHARES 0.000016%	16.	Date issuer informed of transaction 29TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE

Date of notification 30TH MAY 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR SIMON HALLIDAY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p

	A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE		
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR SIMON HALLIDAY	8.	State the nature of the transaction VESTING AND SALE OF SHARES UNDER A 2005 LTIP AWARD
9.	Number of shares, debentures or financial instruments relating to shares acquired 29,331	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0109%
11.	Number of shares, debentures or financial instruments relating to shares disposed 12,213	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.0045%
13.	Price per share or value of transaction	14.	Date and place of transaction

	1,913 SHARES AT 219.8829p 10,300 SHARES AT 215.0079p		23RD & 27TH MAY 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage). 32,132 SHARES 0.01189%	16.	Date issuer informed of transaction 29TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	N/A		N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 30TH MAY 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR ANDREW RILEY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR ANDREW RILEY	8.	State the nature of the transaction VESTING AND SALE OF SHARES UNDER A 2005 LTIP AWARD
9.	Number of shares, debentures or financial instruments relating to shares acquired 40,808	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0151%
11.	Number of shares, debentures or financial instruments relating to shares disposed 16,991	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.0063%
13.	Price per share or value of transaction 2,662 SHARES AT 219.8829p 14,329 SHARES AT 215.0079p	14.	Date and place of transaction 23RD & 27TH MAY 2008

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage). 55,137 SHARES 0.0204%	16.	Date issuer informed of transaction 29TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 30TH MAY 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR

	THE MORGAN CRUCIBLE COMPANY PLC		3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR MARK ROBERTSHAW	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares	8.	State the nature of the transaction

	held by each of them MR MARK ROBERTSHAW		VESTING AND SALE OF SHARES UNDER A 2005 LTIP AWARD
9.	Number of shares, debentures or financial instruments relating to shares acquired 215,814	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0799%
11.	Number of shares, debentures or financial instruments relating to shares disposed 114,721	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.0425%
13.	Price per share or value of transaction 19,936 SHARES AT 219.8829p 69,785 SHARES AT 215.0079p 25,000 SHARES AT 215.0059p	14.	Date and place of transaction 23RD & 27TH MAY 2008
15.	Total holding following notification and	16.	Date issuer informed of transaction

	total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage). 322,095 SHARES 0.119%		29TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or	22.	Total number of shares or debentures over which options held following notification

	indication that price is to be fixed at the time of exercise N/A		N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 30TH MAY 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance

			LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director MR KEVIN DANGERFIELD	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction VESTING AND SALE OF SHARES UNDER A 2005 LTIP AWARD

	MR KEVIN DANGERFIELD		
9.	Number of shares, debentures or financial instruments relating to shares acquired 98,097	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0363%
11.	Number of shares, debentures or financial instruments relating to shares disposed 40,843	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.0151%
13.	Price per share or value of transaction 6,398 SHARES AT 219.8829p 34,445 SHARES AT 215.0079p	14.	Date and place of transaction 23RD & 27TH MAY 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when	16.	Date issuer informed of transaction

	calculating percentage). 138,717 SHARES 0.0513%		29TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 30TH MAY 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE

3.	Name of person discharging managerial responsibilities/director DR ANDREW HOSTY	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them DR ANDREW HOSTY	8.	State the nature of the transaction VESTING AND SALE OF SHARES UNDER A 2005 LTIP AWARD
9.	Number of shares, debentures or financial	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into

	instruments relating to shares acquired 123,272		account when calculating percentage) 0.0456%
11.	Number of shares, debentures or financial instruments relating to shares disposed 51,324	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.0189%
13.	Price per share or value of transaction 8,040 SHARES AT 219.8829p 43,284 SHARES AT 215.0079p	14.	Date and place of transaction 23RD & 27TH MAY 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage). DR ANDREW HOSTY 160,268 SHARES 0.0593% MRS BRIDGET HOSTY 6,224 SHARES 0.0023%	16.	Date issuer informed of transaction 29TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information	24.	Name of contact and telephone number for

	N/A		queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 30TH MAY 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE

3.	Name of person discharging managerial responsibilities/director MR DONALD KLAS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR DONALD KLAS	8.	State the nature of the transaction VESTING AND SALE OF SHARES UNDER A 2005 LTIP AWARD
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	53,104		0.0197%
11.	Number of shares, debentures or financial instruments relating to shares disposed 21,571	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.00798%
13.	Price per share or value of transaction 3,379 SHARES AT 219.8829p 18,192 SHARES AT 215.0079p	14.	Date and place of transaction 23RD & 27TH MAY 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage). 71,533 SHARES 0.0265%	16.	Date issuer informed of transaction 29TH MAY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 30TH MAY 2008

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The company news service from the London Stock Exchange

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